Exhibit 99.2

Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim consolidated financial statements for the period ended June 30, 2009, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2008. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. Non-GAAP Financial Measures and disclosure regarding use of boe equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This document is dated as at August 5, 2009.

I.	Compton’s Business

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The Corporation’s strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets.

The Corporation’s operations are located in the deep basin fairway of the Western Canada Sedimentary Basin in the province of Alberta. In this large geographical region, Compton pursues three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, the Corporation has an exploratory play at Callum/Cowley in the Foothills area of southern Alberta.  Natural gas represents approximately 86% of reserves and production.

II.           Results of Operations

SUMMARY

	Three Months Ended June 30,			Six Months Ended June 30,
($000s, except per share amounts)	2009	2008	Change	2009	2008	Change

Funds flow from operations(1)(2) ($000s)	$9,572	$76,651	(88%)	$31,613	$145,973	(78%)
Per share: basic	$0.08	$0.59	(86%)	$0.25	$1.13	(78%)
diluted	$0.08	$0.58	(86%)	$0.25	$1.10	(77%)
Adjusted operational earnings (loss)(1)(2)	$(15,511)	$24,948	(162%)	$(17,748)	$44,297	(140%)

Net earnings (loss) ($000s)	$19,848	$(8,561)	332%	$2,480	$(6,942)	136%
Per share: basic	$0.16	$(0.07)	329%	$0.02	$(0.05)	140%
diluted	$0.16	$(0.07)	329%	$0.02	$(0.05)	140%
Field netback (per boe)(1)(2)	$18.05	$37.62	(52%)	$19.49	$32.03	(39%)

(1)	Funds flow from operations, adjusted operational earnings (loss) and field netback are non-GAAP measures and are addressed elsewhere in detail in this MD&A
(2)	Prior periods have been revised to conform to current period presentation

Natural gas prices remain depressed at the lowest level since 2002. Though management believes that the expected longer term trend is for increased commodity prices through 2010, the current price level has impacted the financial results for Compton.  In this environment, Compton remains focused on its recapitalization and will continue with its defensive strategy of living within funds flow and investing in projects that meet internal rate of return hurdles, until a clear signal in the recovery of commodity prices is evident.

Management’s Discussion & Analysis	- 1 -	Compton Petroleum - Q2 2009

Throughout the first half of 2009, the Corporation strengthened its management team, began improvements to systems and processes and initiated strategies to optimize asset development. Compton’s revitalized culture is committed to delivering on its promises and providing value-accretive results in all of its activities. These efforts will be supported by the Corporation’s disciplined investment approach and allow for growth when supported by stronger commodity prices.

Compton is taking a multi-faceted, staged approach to recapitalization, which is intended to support the needs of all stakeholders. The objective is to reduce the Corporation’s debt level to achieve a debt to cash flow ratio of less than 2:1 in a normalized pricing environment of mid-cycle natural gas prices. With current production rates, the overall debt level would approximate $400 million. The recapitalization approach considers various alternatives to reduce the debt level including:

•	conversion of debt to equity;

•	issue of new capital and/or equity;

•	sale of a Gross Overriding Royalty on properties; and/or

•	mergers or acquisitions.

Progress is being achieved on all fronts with advanced discussions taking place in several areas, including ongoing discussions with the Corporation’s advisors and noteholders.

Activities and results for the quarter include:

•	completion of the annual renewal of the credit facility;

•	assembly of the new management team, who began to work on the go-forward strategy for the Corporation;

•	funds flow from operations of $9.6 million, or $0.08 per diluted share;

•	adjusted operational earnings was a loss of $15.5 million, largely due to non-cash items such as unrealized foreign exchange and other gains;

•	net earnings of $19.8 million, or $0.16 per diluted share;

•	average production of 21,440 boe/d, a decrease over 2008 due to property dispositions, natural declines and the lack of volume additions from drilling in the quarter; and

•	capital expenditures of $15.5 million.

Management’s Discussion & Analysis	- 2 -	Compton Petroleum - Q2 2009

Cash flow From Operating activities & Funds Flow from Operations

The following schedule sets out the determination of funds flow from operations and reconciles funds flow from operations with cash flow from operating activities. Funds flow from operations is a non-GAAP measure used by the Corporation to evaluate its ability to generate funds from operational activities.

	Three Months Ended June 30,		Six Months Ended June 30,
($000s)	2009	2008	2009	2008

Operating activities
Net earnings (loss)	$19,848	$(8,561)	$2,480	$(6,942)
Amortization and other	365	939	785	837
Depletion and depreciation	33,789	39,541	69,347	81,348
Unrealized foreign exchange and other (gains) losses(1)	(45,168)	(4,185)	(28,438)	13,725
Future income taxes	(2,975)	(1,564)	(19,173)	1,722
Unrealized risk management (gain) loss	1,829	46,987	2,494	47,756
Stock-based compensation	604	1,878	1,103	4,126
Asset retirement expenditures	358	235	597	107
Non-controlling interest	922	1,381	2,418	3,294
Funds flow from operations	$9,572	$76,651	$31,613	$145,973
Change in non-cash working capital	(12,767)	(9,934)	(20,692)	(9,608)
Cash flow from operating activities	$(3,195)	$66,717	$10,921	$136,365

Net Earnings (Loss) and Adjusted Operational Earnings (Loss)

Compton recognized net earnings of $19.8 million for the three months ended June 30, 2009, as compared to a net loss of $8.6 million during the second quarter of 2008. The increase in earnings is largely attributable to unrealized foreign exchange gains recognized on the US dollar denominated senior notes, despite the impact of lower commodity prices and production volumes. For the year-to-date, Compton realized net earnings of $2.5 million for 2009, as compared to a net loss of $6.9 million for 2008 due to a future income tax recovery recognized in the first quarter of 2009.

The following reconciliation has been prepared to provide investors with information that is more comparable between periods. Non-operational items have been adjusted for the impact of tax.

Summary of Adjusted Operational Earnings(1)

	Three Months Ended June 30,		Six Months Ended June 30,
($000s, except per share amounts)	2009	2008	2009	2008

Net earnings (loss), as reported	$19,848	$(8,561)	$2,480	$(6,942)
Non-operational items, after tax
Unrealized foreign exchange and other (gain) loss(2)(4)	(38,619)	(3,524)	(24,314)	10,267
Unrealized risk management (gain) loss	1,299	33,125	1,771	33,668
Stock-based compensation(3)	429	1,323	783	2,909
Strategic review and restructuring(4)	1,532	2,585	1,532	4,395
Adjusted operational earnings	$(15,511)	$24,948	$(17,748)	$44,297
Per share - basic	$(0.12)	$0.19	$(0.14)	$0.34
- diluted	$(0.12)	$0.19	$(0.14)	$0.33

(1)	Adjusted operational earnings was referred to as adjusted net earnings from operations or operating earnings in prior filings
(2)	Includes foreign exchange (gain) loss on the translation of US$ debt and marketable securities valuation (gain) loss
(3)	Excludes compensation costs related to the Restricted Share Unit Plan
(4)	Prior periods have been revised to conform to current period presentation

Management’s Discussion & Analysis	- 3 -	Compton Petroleum - Q2 2009

PRODUCTION & REVENUE

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change

Average production
Natural gas (mmcf/d)	108	149	(28%)	113	160	(29%)
Liquids (bbls/d)	3,428	5,643	(39%)	3,540	5,326	(34%)
Total (boe/d)	21,440	30,556	(30%)	22,312	31,915	(30%)

Benchmark prices
AECO ($/GJ)
Monthly index	$3.47	$8.68	(60%)	$4.40	$7.81	(44%)
Daily index	$3.27	$9.68	(66%)	$3.97	$8.59	(54%)
WTI (US$/bbl)	$59.62	$123.98	(52%)	$51.35	$110.92	(54%)
Edmonton sweet light ($/bbl)	$65.90	$126.07	(48%)	$57.71	$111.79	(48%)

Realized prices(1)
Natural gas ($/mcf)	$3.80	$9.42	(60%)	$4.51	$8.39	(46%)
Liquids ($/bbl)	$49.93	$110.37	(55%)	$43.99	$103.13	(57%)
Total ($/boe)	$27.74	$67.18	(59%)	$30.46	$60.12	(49%)

Revenue ($000s)(1)
Natural gas	$37,396	$128,172	(71%)	$92,005	$243,594	(62%)
Liquids	16,728	58,674	(71%)	31,018	103,954	(70%)
Total	$54,124	$186,846	(71%)	$123,023	$347,548	(65%)

(1)	Prior periods have been revised to conform to current period presentation

As anticipated, second quarter production volumes were lower by 30% compared to the corresponding period in 2008 primarily due to natural declines and the sale of 4,100 boed of production in the third quarter of 2008. Volumes were also affected by the impact of turnarounds and minimal new production additions due to Compton’s defensive strategy limiting its capital expenditures. Revenue decreased by 71% over the second quarter of 2009 due to lower realized natural gas and liquids prices and reduced production volumes.

Realized prices and revenues are before any hedging gains or losses. The impact of hedging increased realized natural gas prices by $0.39 and $0.55 for the second quarter and year-to-date 2009.

ROYALTIES

	Three Months Ended June 30,			Six Months Ended June 30,
($000s)	2009	2008	Change	2009	2008	Change

Crown royalties	$(2,504)	$26,316	(110%)	$4,173	$50,701	(92%)
Other royalties	$4,027	$11,370	(65%)	$9,389	$20,472	(54%)
Net royalties	$1,523	$37,686	(96%)	$13,562	$71,173	(81%)

Percentage of revenues	2.8%	20.2%	(86%)	11.0%	20.5%	(46%)

The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. On January 1, 2009, new royalty rates from the Alberta government’s New Royalty Framework (“NRF”) came into effect. The NRF established new royalty rates for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes, well depth relating to gas wells and oil quality relating to oil wells. Subsequently, the government has made certain concessions due to the uncertain economic environment and, in June of 2009, announced that the NFR, originally set to expire in March 2010, will be extended by one year to March 2011.

Management’s Discussion & Analysis	- 4 -	Compton Petroleum - Q2 2009

The one-year extension affects the following two previously announced programs:

•	The drilling royalty credit for new exploration wells: provides a $200-per-metre-drilled royalty credit to companies on a sliding scale based on production levels from 2008; and
•	The new well incentive program: offers a maximum 5% royalty rate for the first year of production from new oil or gas wells.

Overall royalty rates during the second quarter of 2009 decreased by 86% compared to 2008 largely as a result of one-time annual royalty credits from capital cost recoveries and gas cost allowance adjustments. Reduced royalty rates due to the implementation of the Alberta government’s NRF also contributed to the reduction.

OPERATING EXPENSES

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change

Operating expenses ($000s)	$19,811	$28,448	(30%)	$41,302	$57,290	(28%)
Operating expenses per boe ($/boe)	$10.15	$10.23	(1%)	$10.23	$9.86	4%

Operating expenses for the second quarter of 2009 decreased by 30% from the second quarter of 2008 as a result of reduced production levels. On a per boe basis, operating expenses remained fairly constant over the second quarter of 2008, but increased slightly on a year-to-date basis.

TRANSPORTATION

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change

Transportation costs ($000s)	$1,391	$2,573	(46%)	$2,874	$4,827	(40%)
Transportation costs per boe ($/boe)	$0.71	$0.93	(24%)	$0.71	$0.83	(14%)

Transportation expenses for the second quarter of 2009 fell by 24% over the second quarter of 2008 as a result of reduced trucking requirements associated with lower oil volumes.

GENERAL & ADMINSTRATIVE EXPENSES

	Three Months Ended June 30,			Six Months Ended June 30,
($000s, except where noted)	2009	2008	Change	2009	2008	Change

Total general and administrative expenses	$11,041	$11,442	(4%)	$21,360	$24,898	(14%)
Capitalized general and administrative expenses	(1,093)	(2,113)	(48%)	(1,719)	(4,570)	(62%)
Operator recoveries	(2,223)	(2,013)	10%	(5,259)	(4,090)	28%
General and administrative expenses	$7,725	$7,316	6%	$14,382	$16,238	(11%)
General and administrative per boe ($/boe)	$3.96	$2.63	51%	$3.56	$2.80	27%

Total general and administrative expenses (“G&A”) decreased by 14% for the first six months of 2009 compared to 2008 as a result of the Corporation’s restructuring activities. Quarter-over-quarter in 2009, total G&A was comparable after giving affect to a one-time reduction in G&A, in the first quarter, for accrued incentive compensation of $0.6 million that was not paid or incurred.

Management’s Discussion & Analysis	- 5 -	Compton Petroleum - Q2 2009

Net G&A increased by 6% in the second quarter of 2009 compared to 2008 due to a reduction in the amount of G&A capitalized and operator recoveries due to the reduced level of capital expenditures by the Corporation. On a per boe basis, G&A increased 59% due to these factors and the impact of reduced production volumes.

STRATEGIC REVIEW & RESTRUCTURING COSTS

	Three Months Ended June 30,		Six Months Ended June 30,
($000s, except where noted)	2009	2008	2009	2008

Strategic review costs	$406	$3,666	$406	$6,234
Restructuring costs	1,752	-	1,752	-
Total costs	$2,158	$3,666	$2,158	$6,234
Total costs per boe ($/boe)	$1.11	$1.32	$0.53	$1.07

The strategic review process undertaken in 2008 was completed during the year with $0.4 million of deferred costs being expensed in 2009. In 2009, Compton initiated a restructuring process for the Corporation, of which $1.8 million was recorded as an expense in the second quarter of 2009 primarily for employee severance costs.

INTEREST & FINANCE CHARGES

	Three Months Ended June 30,			Six Months Ended June 30,
($000s, except where noted)	2009	2008	Change	2009	2008	Change

Interest on bank debt, net	$2,214	$5,965	(63%)	$4,266	$12,423	(66%)
Interest on Senior notes	10,484	9,041	16%	21,658	18,022	20%
Interest expense	$12,698	$15,006	(15%)	$25,924	$30,445	(15%)
Finance charges	2,026	590	243%	2,717	1,002	171%
Total interest and finance charges	$14,724	$15,596	(6%)	$28,641	$31,447	(9%)
Total interest and finance charges per boe ($/boe)	$7.55	$5.61	35%	$7.09	$5.41	31%

Total interest and finance charges decreased by 6% in 2009 as a result of reduced borrowings on the revolving credit facility and an overall reduction in interest rates on bank debt. Interest charges payable in US dollars on the senior notes have increased by 16% due to higher foreign exchange as a result of the weakening of the Canadian dollar relative to the US dollar over the first half of 2009 compared to 2008. On a per boe basis, interest and finance changes increased due to reduced production volumes.

Effective interest rates on a weighted average debt basis are presented below.

	Three Months Ended June 30,		Six Months Ended June 30,
($000s, except where noted)	2009	2008	2009	2008

Bank debt	$316,429	$447,747	$316,243	$433,159
Effective interest rate	3.71%	5.33%	3.15%	5.68%

Senior notes (US$)			$450,000	$450,000
Effective interest rate			8.15%	8.15%

Interest on the senior unsecured notes is payable in US dollars at a fixed annual coupon rate of 7.625%. This equates to interest costs of US$34.3 million per year relating to the notes.

Management’s Discussion & Analysis	- 6 -	Compton Petroleum - Q2 2009

NETBACKS

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change

Realized price(1)	$27.74	$67.20	(59%)	$30.46	$59.83	(49%)
Realized commodity hedge gain (loss)	1.95	(4.86)	140%	3.33	(4.86)	169%
Royalties	(0.78)	(13.55)	(94%)	(3.36)	(12.25)	(73%)
Operating expenses	(10.15)	(10.23)	(1%)	(10.23)	(9.86)	4%
Transportation	(0.71)	(0.93)	(24%)	(0.71)	(0.83)	(14%)
Field netback	$18.05	$37.63	(52%)	$19.49	$32.03	(39%)

General and administrative	(3.96)	(2.63)	51%	(3.56)	(2.80)	27%
Interest	(7.55)	(5.61)	35%	(7.09)	(5.41)	31%
Funds flow netback	$6.54	$29.39	(78%)	$8.84	$23.82	(63%)

(1)	Prior periods have been revised to conform to current period presentation

Field netback represents petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a unit of production basis. Funds flow netback represents field netback less general and administrative costs and interest costs. Field netback decreased by 52% for the second quarter of 2009 compared to the year prior primarily as a result of the 59% reduction in realized commodity prices.

RISK MANAGEMENT

	Three Months Ended June 30,		Six Months Ended June 30,
($000s)	2009	2008	2009	2008

Commodity contracts
Realized (gain) loss	$(3,800)	$9,704	$(13,455)	$9,093
Unrealized (gain) loss	1,829	35,908	2,390	63,005
Foreign currency contracts
Realized (gain) loss	-	3,720	-	3,720
Unrealized (gain) loss	-	11,075	104	(15,249)
Total risk management (gain) loss	$(1,971)	$60,407	$(10,961)	$60,569

Realized (gain) loss	$(3,800)	$13,424	$(13,455)	$12,813
Unrealized (gain) loss	1,829	46,983	2,494	47,756
Total risk management (gain) loss	$(1,971)	$60,407	$(10,961)	$60,569

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. dollar exchange rate. Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks. Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings (loss) and other comprehensive income.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

Management’s Discussion & Analysis	- 7 -	Compton Petroleum - Q2 2009

During the quarter, additional commodity hedges were put in place so that the Corporation has natural gas hedged for approximately 69,250 giga joules (“GJ”) per day at an equivalent AECO floor price of $4.50 per GJ and a ceiling price of approximately $7.18 per GJ.  These hedges will be in effect for the remainder of 2009, 2010 and into 2011 as follows:

Commodity	Term	Volume	Average Price	Index

Natural gas
Collars	April 2009 - Oct. 2009	15,000 GJ/d	$6.25 - $7.18/GJ	AECO
Collars	July 2009 - June 2010	14,000 GJ/d	$4.50 - $5.80/GJ	AECO
Collars	July 2009 - June 2011	30,250 GJ/d	$4.52 - $7.01/GJ	AECO
Collars	July 2009 - Oct. 2011	10,000 GJ/d	$4.50 - $7.00/GJ	AECO

DEPLETION & DEPRECIATION

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change	2009	2008	Change

Total depletion and depreciation ($000s)	$33,789	$39,541	(15%)	$69,347	$81,348	(15%)
Depletion and depreciation per boe ($/boe)	$17.32	$14.22	22%	$17.17	$14.00	23%

Depletion and depreciation expense decreased by 15% due to lower production volumes in the second quarter of 2009 as compared to the year prior. On a boe basis, the increase in depletion and depreciation reflects the increase in finding, development and acquisition costs that have been experienced over the past few years.

FOREIGN EXCHANGE & OTHER GAINS AND LOSSES

	Three Months Ended June 30,		Six Months Ended June 30,
($000s)	2009	2008	2009	2008

Foreign exchange (gain) loss on translation of US$ debt	$(43,965)	$(4,185)	$(27,945)	$13,725
Other foreign exchange (gain) loss	(292)	38	(80)	36
Marketable securities valuation (gain) loss	(253)	49	253	(1,684)
Total foreign exchange and other (gains) losses	$(44,510)	$(4,098)	$(27,772)	$12,077

The foreign exchange gain recognized on the consolidated statements of earnings resulted primarily from the translation of the U.S. dollar denominated senior notes into Canadian dollars. The senior notes are translated and recorded in the financial statements at the period end exchange rate, with any differences from prior periods being recognized as an unrealized foreign exchange gain or loss.

INCOME TAXES

Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

A future income tax recovery of $19.2 million was recognized in the first six months of 2009, resulting primarily from the loss recognized in the first quarter as well as the effect of reductions in the federal corporate tax rates substantively enacted in the second and fourth quarters of 2007.

Management’s Discussion & Analysis	- 8 -	Compton Petroleum - Q2 2009

CAPITAL EXPENDITURES

	Three Months Ended June 30,			Six Months Ended June 30,
($000s)	2009	2008	Change	2009	2008	Change

Land and seismic	$1,786	$6,392	(72%)	$4,041	$12,497	(68%)
Drilling and completions	5,406	36,466	(85%)	13,143	100,754	(87%)
Production facilities and equipment	2,366	19,758	(88%)	6,599	48,886	(87%)
Corporate and other	7,093	848	736%	9,251	2,336	396%
Sub-total	$16,651	$63,464	(74%)	$33,034	$164,473	(80%)
Property acquisitions (divestitures), net	(1,120)	674	(266%)	(864)	11,192	(108%)
Total capital expenditures	$15,531	$64,138	(76%)	$32,170	$175,664	(82%)

The decline in commodity prices has adversely impacted internally generated funds flow from operations and economic returns from drilling activities. Most field activities have been deferred until commodity prices improve. As a result, capital spending, before acquisitions, divestments and corporate expenses, decreased by 85% in 2009 compared to 2008. Compton commenced drilling one well in the second quarter of 2009 as compared to 34 wells drilled during the second quarter of 2008. Corporate and other expenses increased significantly due to one-time charges for design, construction and equipment related to the relocation of the corporate office.

Until such time as natural gas prices improve and/or reductions in goods and service costs allow us to achieve internal rate of return objectives, Compton’s field activities will focus on optimizing production from existing wells.

In establishing Compton’s 2009 capital expenditure level, management’s objective is to limit spending to within funds flow generated from operations, which is consistent with the Corporation’s defensive operating strategy. The majority of the year’s expenditures were expected in the first half of the year. As capital plans are assessed for the balance of the year, management will consider additional activities as funds become available.

III.           Liquidity & Capital Resources

It is not possible to predict, with any degree of confidence, future commodity prices given the current economic environment and uncertainties relating to the depth and duration of the existing global economic downturn and its impact on the demand for natural gas and crude oil. Should current conditions continue for an extended period, internally generated funds flow from operations will be affected and will impact Compton’s ability and timing to develop proved and probable undeveloped reserves necessary to maintain or achieve production growth. Additionally, should these conditions continue, the borrowing base of the credit facilities and compliance with debt covenants could be affected.

Management’s Discussion & Analysis	- 9 -	Compton Petroleum - Q2 2009

CAPITAL STRUCTURE

Compton manages its capital structure, as outlined below, to support current and future business plans. The structure may be adjusted through modifying capital programs, altering debt levels, disposing of assets and issuing equity, as circumstances dictate.

($000s, except where noted)	As at June 30, 2009		As at Dec. 31, 2008		Change

Adjusted working capital (surplus) deficit(1)	$(4,140)		$44,020		(109%)
Bank debt	342,060		290,000		18%
Senior term notes	523,125		551,070		(5%)
Total indebtedness	$861,045		$885,090		(3%)

Shareholders’ equity	$838,072		$834,690		-

Debt to adjusted EBITDA(2)(3)	3.6	x	2.9	x	24%
Debt to total capitalization(2)	51%		51%		-

(1)	Adjusted working capital excludes risk management items and related future income taxes
(2)	Excludes risk management items net of related future income taxes
(3)	Based on trailing 12 month adjusted EBITDA

Of total indebtedness, 61% is comprised of senior term notes that mature on December 1, 2013.

WORKING CAPITAL

Excluding the impact of current risk management assets and liabilities and MPP term financing, Compton had a working capital surplus of $4.1 million at June 30, 2009, as compared to a deficit of $44.0 million as at December 31, 2008. The reduced deficit is due to a decrease in accounts payable resulting from the decrease in field activities and reduced capital expenditures. As is typical in the oil and gas industry, there is not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operational activities that vary seasonally and also with activity levels. This will result in fluctuations in working capital and often result in a working capital deficit. Management anticipates that the Corporation will continue to meet the payment terms of suppliers.

BANK DEBT

Compton’s bank debt consists of a revolving credit facility with a current authorized limit of $383.0 million, syndicated with four banks, which exceeds the Corporation’s expected requirements for 2009. The credit facility was renewed on July 2, 2009 for a period of 364 days.

The credit facility is subject to semi-annual review with the next review due to be completed by December 31, 2009. The facility is a borrowing base facility that is determined based on, among other things, the Corporation’s current reserve report, results of operations, current and forecasted commodity prices and the current economic environment.

The credit facility provides that advances may be made by way of prime loans, bankers’ acceptances, US base rate loans, LIBOR loans and letters of credits. Advances will bear interest at the applicable lending rate plus a margin based on the Corporation’s debt to trailing cash flow ratio. The credit facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

As at June 30, 2009, Compton has drawn $342.1 million on the facility. The amount that may be drawn on the syndicated facility is limited by a provision contained in the Trust Indenture relating to the senior notes. A preliminary calculation at June 30, 2009, indicates that drawings on secured debt will not be limited as a result of this provision.

Management’s Discussion & Analysis	- 10 -	Compton Petroleum - Q2 2009

SENIOR TERM NOTES

Senior term notes are payable in US dollars and are translated into Canadian dollars at the period end prevailing exchange rate. Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes. At June 30, 2009, the carrying value of the notes decreased by $27.9 million from December 31, 2008 as a result of the unrealized gain on translation at June 30, 2009.

CONTRACTUAL OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the interim consolidated financial statements. The following table summarizes all contractual obligations as at June 30, 2008.

	Payments Due by Period
($000s)	2009	2010	2011	Thereafter	Total

Bank debt	$-	$342,060	$-	$-	$342,060
Senior term notes	-	-	-	523,125	523,125
Operating leases	16,479	7,426	2,391	1,009	27,305
Office facilities	2,691	8,747	8,000	60,036	79,474
MPP term financing(1)	4,796	9,592	9,592	22,382	46,362
Total	$23,966	$367,825	$19,983	$606,552	$1,018,326

(1)	Represents the fixed base fee paid by Mazeppa Processing Partnership (“MPP”)

Compton intends to extend the term of its bank debt. Therefore repayment of the facility is not expected to occur, although it is included in the schedule of contractual obligations.

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014. In connection with the renewal, the Corporation has reclassified a portion of the non-controlling interest associated with MPP as MPP term financing. MPP term financing in the aggregate amount of $54.3 million is included as a liability in the consolidated financial statements. The fixed base fee payments under the MPP term financing includes a principal and interest component. The effective rate of interest is 10.16% per annum. The principal amount of the MPP term financing will be $27.8 million at the time of making the last fixed base fee payment, which is equal to the option purchase price of the MPP partnership units at the end of the five-year term.

IV.           Outlook

As the Corporation faces the challenge presented by low natural gas prices, Compton is taking a prudent approach to financial management by establishing appropriate return on investment requirements, reducing its internal cost structure, managing its capital structure to suitable levels, and re-evaluating its depletion strategy to optimize asset value. In addition, Compton increased its risk management activities by expanding its natural gas price hedging position to reduce cash flow volatility as natural gas prices are not expected to recover until late 2009 or the first half of 2010. Approximately 60% of the Corporation’s production is hedged for 2009 and beyond at prices between AECO $4.50 per GJ and $7.18 per GJ, safeguarding a portion of revenue.

Management is progressing with its various recapitalization options. During the third quarter of 2009, the Corporation expects to address its leverage concerns, realigning capital structure and reducing overall financial risk. When this process is complete, Compton expects to emerge as a stronger company, poised to capitalize on its assets and growth in production and cash flow.

Over the first half of 2009, Compton continued to make progress in controllable areas such as reduced operating, G&A and drilling costs. Due to negative movement in foreign exchange and natural gas prices, downward pressure is being experienced on the Corporation’s cash flow; as a result, cash flow may range between $50 and $60 million for 2009.

Management’s Discussion & Analysis	- 11 -	Compton Petroleum - Q2 2009

Compton’s asset base provides solid growth potential through a large focused land position and significant impact from horizontal multi-stage fracture wells in the Niton and Hooker/High River properties. With a continued focus on lowering well cost, management believes that these horizontal wells may represent the best opportunity for return on investment. Once the capital restructuring is complete, the strength of the team as it implements a multi-year strategic plan will position the Corporation to deliver long-term value to its shareholders.

V.           Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended June 30, 2009 that materially affected, or are reasonably likely to materially affect, Compton’s internal control over financial reporting.

VI.           Risk

OPERATIONAL RISKS

The Corporation is engaged in the exploration for, and development and production of natural gas, natural gas liquids and crude oil. Compton’s operations are inherently risky and there is no assurance that hydrocarbon reserves will be discovered or produced economically. Operational risks include reservoir performance uncertainties, mechanical risks, environmental factors, regulatory issues and safety concerns.

Compton is also exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing cost structures due to shifts in market conditions. These financial risks have been compounded by the current economic environment and global recession including disruptions to financial institutions and credit markets, reduced demand for natural gas and crude oil, and commodity price declines.

Substantial capital expenditures are required to develop and produce petroleum reserves. Given current market conditions, there can be no assurance that debt or equity financing or funds generated from operations will be sufficient to meet these requirements on a timely basis. Should debt or equity financings be available, they may not be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial position, its operating results and its prospects.

Where possible, Compton takes specific measures to manage these risks, particularly those impacting funds flow from operations.

REFINANCING RISK & INCREASED DEBT SERVICE CHARGES

The credit facility is with a syndicate of primarily Canadian banks with a maximum borrowing amount of $383.0 million. It is a 364 day revolving facility subject to a semi-annual review.  Under the term period, no principal payments would be required until July 2, 2010, but is subject to a reduction in the maximum borrowing amount arising from a review in the interim.

In normal circumstances, borrowers rely on the fact that the banks will honour their contractual commitments to fund draws as required. In today’s economic environmental there is a risk that the lender may not honour requested draws and thereby effect the Corporation’s ability to maintain its capital expenditure program. There is also a risk that the credit facility will not be renewed after July 1, 2010, for the same amount or on the same terms. Variations in interest rates and principal repayments could result in significant changes in the amount required to be applied to debt service. Furthermore, any of these events could affect Compton’s ability to fund ongoing operations.

Management’s Discussion & Analysis	- 12 -	Compton Petroleum - Q2 2009

Compton is required to comply with terms and conditions under the credit facility. In the event that the Corporation does not comply with the terms and conditions under the credit facility, access to capital could be restricted or repayment could be required on an accelerated basis by the lender. The lender has security over substantially all of Compton’s assets. If the Corporation becomes unable to pay the debt service charges or otherwise commit an event of default, such as breach of the terms and conditions, the lender may foreclose on or sell working interests in its properties.

A more detailed discussion of risk factors is presented in Compton’s most recent Annual Information Form and is available on www.sedar.com.

VII.           Critical Accounting Estimates

The preparation of the Corporation’s financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. The critical estimates are discussed below.

FULL COST ACCOUNTING AND CEILING TEST

The Corporation follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. These capitalized costs are evaluated on an annual basis to determine that the costs are recoverable and do not exceed the fair value of the properties (the “ceiling test”). These costs are also depleted on a unit-of-production basis. The ceiling test and depletion expense require estimates of reserve volumes and discounted cash flows, which are calculated by independent reserve engineers using assumptions including, but not limited to, future commodity prices, government policy, royalty rates, capital spending and operating costs.

GOODWILL

The Corporation records goodwill relating to a corporate acquisition when the purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities acquired by the Corporation. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. The Corporation compares the fair value of the entity to its carrying value, including goodwill. If the carrying value exceeds the fair value, a goodwill impairment loss is charged to income. The fair value is largely determined using estimates of reserve volumes and discounted cash flows, which are calculated by independent reserve engineers using assumptions including, but not limited to, future commodity prices, government policy, royalty rates, capital spending and operating costs.

HEDGES

The Corporation uses derivative financial instruments from time to time to hedge its exposure to commodity price, foreign exchange and interest rate fluctuations. The mark to market valuations of these hedge contracts are presented in the Corporation’s consolidated financial statements as at June 30, 2009. These valuations are based on forward looking estimates including, but not limited to, volatility, interest rates and commodity prices.

ASSET RETIREMENT OBLIGATIONS

The Corporation records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets, known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability for these future legal obligations is discounted using estimates of interest rates, inflation rates and the length of time to actual settlement.

Management’s Discussion & Analysis	- 13 -	Compton Petroleum - Q2 2009

A summary of the significant accounting policies used by Compton can be found in Note 1 of the consolidated financial statements as at and for the year ended December 31, 2008.

VIII.           Forthcoming and Newly Adopted Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAEs”) such as Compton.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAEs with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

Compton intends to adopt these requirements as set out by the AcSB and other regulatory bodies. While at this time the impact of adopting IFRS cannot be reasonably quantified, the Corporation has developed and commenced implementing its plan for the changeover to IFRS.  The IFRS changeover plan ensures that Compton addresses matters such as accounting policies, information technology systems, internal controls, disclosure controls and procedures, staffing requirements, and business activities impacted by accounting processes and measures.

The plan is comprised of three stages. The first stage is to obtain an understanding of the impact that the conversion to IFRS will have on the elements described above. This commenced in 2008 and continues in 2009. The second stage will be to develop and test solutions to the issues identified in stage one. It is anticipated that this will also largely take place in 2009. The third and final stage will see the implementation of the solutions developed in stage two. While the third stage will commence in some cases in 2009, it will also occur in 2010.

The impact of converting to IFRS may be material. Significant impacts will be on accounting for property and equipment:  “full cost” accounting under current GAAP differs in significant ways from IFRS, with IFRS generally requiring analysis and computation at a greater level of detail than current GAAP. Further differences are anticipated to be in disclosures, which are more onerous under IFRS than current GAAP.

Management’s Discussion & Analysis	- 14 -	Compton Petroleum - Q2 2009

IX.           Quarterly Information

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

	2009		2008				2007
($millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue(1)	$54	$69	$105	$158	$187	$161	$128	$112
Funds flow from operations(1)	$10	$22	$20	$91	$77	$68	$48	$37
Per share - basic	$0.08	$0.18	$0.17	$0.70	$0.59	$0.52	$0.37	$0.28
- diluted	$0.08	$0.18	$0.16	$0.69	$0.58	$0.51	$0.37	$0.28
Net earnings (loss)	$20	$(17)	$(96)	$60	$(9)	$2	$50	$20
Per share - basic	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.39	$0.15
- diluted	$0.16	$(0.14)	$(0.74)	$0.46	$(0.07)	$0.01	$0.38	$0.15
Adjusted operational earnings(1)	$(16)	$(2)	$(9)	$20	$25	$19	$10	$2

Production
Natural gas (mmcf/d)	108	117	125	130	150	170	167	135
Liquids (bbls/d)	3,428	3,655	4,113	4,323	5,643	5,009	4,818	7,954
Total (boe/d)	21,440	23,194	24,868	26,006	30,557	33,274	32,646	30,440

Average price
Natural gas ($/mcf)	$3.80	$5.18	$6.99	$8.75	$9.42	$7.48	$6.00	$5.23
Liquids ($/bbl)	49.93	38.35	60.60	124.05	110.37	94.97	77.60	61.91
Total ($/boe)	$27.74	$33.01	$45.79	$64.08	$67.18	$53.07	$41.94	$38.56

(1)	Prior periods have been revised to conform to current period presentation

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as seasonality and exchange rates. Continued depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues starting in the third quarter of 2008. Seasonality of winter operating conditions results in production increases that are typically higher in the third and fourth quarters.

Funds flow from operations and adjusted operational earnings were negatively affected in the fourth quarter of 2008 by one-time non-recurring strategic review and restructuring costs. Increases in the U.S. dollar against the Canadian dollar had the effect of decreasing net earnings during the fourth quarter of 2008 and the first quarter of 2009.

Management’s Discussion & Analysis	- 15 -	Compton Petroleum - Q2 2009

X.           Advisories

Non-GAAP Financial Measures

Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, field netback, debt and capitalization. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.

Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation’s performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Corporation’s ability to generate cash to fund capital expenditures and repay debt.

Adjusted operational earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Adjusted operational earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items,  and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback less general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder’s equity.

Use of BOE Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton’s views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Further information regarding Compton can be accessed under the Corporation’s public filings found at www.sedar.com and on the Corporation’s website at www.comptonpetroleum.com.

Management’s Discussion & Analysis	- 16 -	Compton Petroleum - Q2 2009